10029876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34631

MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2010
WASH., D.C.
193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 "B" STREET
(No. and Street)

SANTA ROSA, CA 95401-5274
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD G. GLOISTEN 805-653-5944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOVIK M. KHALOIAN
(Name – *if individual, state last, first, middle name*)

520 N. CENTRAL AVENUE, SUITE 650, GLENDALE, CA 91203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

OATH OR AFFIRMATION

I, DONALD G. GLOISTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS FINANCIAL CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Donald G. Gloisten
Title CEO
GBS Financial Corporation
21 S. California St #208
Ventura, CA 93001

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT **State of California - County of Ventura**

On **March 29, 2010** before me, Darcy Loralie Escobar, a Notary Public for the State of California; **Donald G Gloisten**, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature Notary Public

DARCY LORALIE ESCOBAR
Commission # 1677817
Notary Public - California
Ventura County
MyComm. Expires Jun 24, 2010

(notary seal)

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition As of December 31, 2009	2
Statement of Income For the Year Ended December 31, 2009	3
Statement of Changes in Stockholders' Equity For the Year Ended December 31, 2009	4
Statement of Changes in Liabilities Subordinated to claims of General Creditors For the Year Ended December 31, 2009	5
Statement of Cash Flows For the Year Ended December 31, 2009	6
Notes to Financial Statements For the Year Ended December 31, 2009	7 - 10
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934	
Schedule I - Computation of Net Capital, Aggregate Indebtedness and Basic Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009	11
Schedule II - Reconciliation of Net Capital And Aggregate Indebtedness to Amounts As Reported by the Company in Part IIA of Form X-17A-5 As of December 31, 2009	12
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2009	13
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts as of December 31, 2009	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	15 - 16

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2009 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

March 26, 2010

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

ASSETS

Cash and cash equivalents	$ 26,245
Receivables from brokers or dealers	599,921
Receivables from non-customers	134,117
Securities owned, at market	119,038
Other assets	63,702
Property and equipment at cost, less accumulated depreciation of $152,089	22,760
TOTAL ASSETS	$ 965,783

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 36,990
Commissions payable	299,311
Income taxes payable	5,000
Deferred income Taxes	1,700
	343,001
COMMITMENTS AND CONTINGENCIES	-
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	100,000
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	92,386
Retained earnings	425,896
TOTAL STOCKHOLDERS' EQUITY	522,782
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 965,783

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2009

REVENUES	
Commissions	$ 4,334,368
Net trading gains (losses)	5,394
Interest and dividends	212,029
Consulting revenue	107,282
	4,659,073
EXPENSES	
Commissions and brokerage costs	3,349,971
Employee compensation and benefits	723,665
Occupancy and equipment rental	61,650
Taxes, other than income taxes	58,125
Other operating expenses	315,127
	4,508,538
INCOME BEFORE INCOME TAXES	150,535
PROVISION FOR INCOME TAXES	
Current	5,800
Deferred	-
	5,800
NET INCOME	$ 144,735

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY,
For the Year Ended December 31, 2009

	Common Stock				
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	30	$ 4,500	$ 92,386	$281,161	$378,047
Net income	-	-	-	144,735	144,735
Balance at December 31, 2009	30	$ 4,500	$ 92,386	$425,896	$522,782

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Subordinated Liabilities at January 1, 2009	$ 200,000
Decrease in liabilities subordinated to claims of general creditors	(100,000)
Subordinated liabilities at December 31, 2009	$ 100,000

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 4,506,990
Cash paid to suppliers and employees	(4,510,961)
Interest received	212,029
Interest paid	(11,979)
Income taxes paid	(800)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	195,279
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in receivables from non-customers	(64,555)
(Increase) in other assets	(42,335)
Purchase of property and equipment	(12,924)
NET CASH (USED) BY INVESTING ACTIVITIES	(119,814)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of subordinated liabilities	(100,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(100,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,535)
CASH AND CASH EQUIVALENTS - Beginning of Year	50,780
CASH AND CASH EQUIVALENTS - End of Year	$ 26,245
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 144,735
Non-cash expenses included in net income:	
Depreciation and amortization	12,204
Changes in assets and liabilities:	
Decrease in receivables from brokers or dealers	59,946
(Increase) in securities owned	(73,859)
Increase in accounts payable and accrued expense	13,208
Increase in commissions payable	34,045
Increase in income taxes payable	5,000
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 195,279

The accompanying notes are an integral part
of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company is a securities broker/dealer engaged in the sale of securities to the general public and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Securities

Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition

Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks

The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Policy of Cash Equivalents

The Company considers money market funds as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Income taxes

The provision for income taxes was computed by applying the Federal and State statutory rates to income before income taxes and after recognizing the tax benefits of the operating loss carryforwards.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The Company expenses the cost of advertising in the year incurred. During the year ended December 31, 2009, such advertising expenses (included as part of other operating expenses) amounted to $2,495.

Other Assets

Other assets consist of prepaid expenses of $60,760 and deposits of $2,942.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2009, the Company had net capital of $388,226 which was $288,226 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.9 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities are comprised of the following at December 31, 2009:

Deferred Tax assets:	
Net operating loss carryforwards	$ 7,200
State income Taxes	100
Contribution carryforwards	400
	7,700
Valuation allowance	3,600
	$ 4,100
Deferred tax liabilities:	
Depreciation	$ 5,800
Net deferred tax liability	$ 1,700

The Company has available at December 31, 2009, $81,000 of unused California operating loss carryforwards that may be applied against future California taxable income and that expire in 2027.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated liabilities consist of notes payable to stockholders bearing interest at 3.0% above the prime rate and are as follows at December 31, 2009:

Due Date	Amount
November 30, 2010	$ 50,000
November 30, 2010	50,000
	$ 100,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be paid (Note 2). At December 31, 2009 the prime rate was 3.25%.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under month to month operating lease agreement from its stockholders. The lease requires monthly rentals of $4,750.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $900.

Total rent expense for the year ended December 31, 2009 amounted to $61,650, including amounts paid to stockholders of $50,850.

Retirements Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. No contributions to the profit sharing plan were made for the year ended December 31, 2009.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2009 amounted to $19,671.

FINRA Investigation

As a result of a routine examination in 2001 by the United States Securities and Exchange Commission (SEC), The Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations. No communications related to this matter have been received by the Company since 2001.

Litigations

The Company is a defendant in a pending arbitration before the Financial Industry Regulatory Authority, Inc. (FINRA) in connection with a claim filed by a former client alleging lack of suitability. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

The Company is a defendant in a pending arbitration before the Financial Industry Regulatory Authority, Inc. (FINRA) in connection with a claim filed by a former registered representative alleging breach of contract. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
GBS FINANCIAL CORP.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

NET CAPITAL		
Total stockholders' equity		$ 522,782
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		622,782
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable and non-allowable Receivables net of commissions payable	$ 134,117	
Securities not readily marketable	13	
Other assets	63,702	
Property and equipment	22,760	220,592
Net capital before haircuts on securities positions		402,190
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	4,962	
Debt securities	5,149	
Money market mutual funds	3,853	13,964
NET CAPITAL		$ 388,226
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 36,990
Commissions payable		299,311
Income taxes payable		5,000
Deferred income taxes		1,700
TOTAL AGGREGATE INDEBTEDNESS		$ 343,001
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or $100,000 if greater		$ 100,000
Excess net capital		$ 288,226
Ratio: Aggregate indebtedness to net capital		0.9 to 1

The accompanying notes are an integral part
of these financial statements.

SCHEDULE II

GBS FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2009

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 335,391	$ 395,836
Increase in non-allowable assets	-	(631)
Increase in accounts payable and accrued expenses	7,610	-
Adjustments to stockholders' equity-net income	-	(6,979)
Per Schedule I	$ 343,001	$ 388,226

The accompanying notes are an integral part
of these financial statements.

SCHEDULE III
GBS FINANCIAL CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

GBS Financial Corp. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. GBS Financial Corp. does not hold customer funds or safekeep customer securities.

The accompanying notes are an integral part
of these financial statements.

SCHEDULE IV
GBS FINANCIAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2009

Not applicable

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the Financial statements and supplemental schedules of GBS Financial Corp. (The Company) as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), I considered the Company's internal control over financial reporting (internal control)as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and internal control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hovik M. Khaloian

March 26, 2010

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2009

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2009

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
GBS Financial Corp.
Santa Rosa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by GBS Financial Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GBS Financial Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GBS Financial Corp.'s management is responsible for GBS Financial Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hovik M. Khaloian

Glendale, California
March 26, 2010

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034031 FINRA DEC
GBS FINANCIAL CORP 17*18
558 B ST STE 200
SANTA ROSA CA 95401-5240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,837

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,739)

1/5/09 $150 + 7/27/09 $1,589
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,098

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,098

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,098

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBS Financial Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 2010.

Financial + Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,583,014
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	481,776
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	156,341
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	134,192
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	11,488
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placements	13,397
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7229	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 51,180	
Enter the greater of line (i) or (ii)	51,180
Total deductions	848,374
2d. SIPC Net Operating Revenues	$ 2,734,640
2e. General Assessment @ .0025	$ 6,837

(to page 1 but not less than $150 minimum)